

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Ms. Colleen Hennessy
Bank of Montreal
111 West Monroe Street
P.O. Box 755
Chicago, Illinois 60690

Re: Bank of Montreal
Form 40-F for the Fiscal Year Ended October 31, 2010
Filed December 8, 2010
File No. 001-13354

Dear Ms. Hennessy:

We have completed our review of your filings and do not have any further comments at
this time.

Sincerely,

Erin Purnell
Staff Attorney